SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

Telular Corporation

(Name of Subject Company)

Telular Corporation

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

87970T208

(CUSIP Number of Class of Securities)

Jonathan M. Charak

Chief Financial Officer

311 South Wacker Drive, Suite 4300

Chicago, Illinois 60606-6622

(312) 379-8397

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Catherine J. Dargan, Esq.

Keir D. Gumbs, Esq.

Covington & Burling LLP

1201 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 662-6000

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Telular Corporation, a Delaware corporation (“Telular”), on May 10, 2013, as amended.  The Schedule 14D-9 relates to the tender offer (the “Offer”) by ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), and ACP Tower Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), each of which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“Avista Capital III”), and Avista Capital Partners (Offshore) III, L.P., a Bermuda exempted limited partnership (“Avista Offshore III” and, together with Avista Capital III, “Avista”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Telular at a price of $12.61 per share, net to the selling stockholder in cash, without interest and less any applicable withholding taxes thereon, upon the terms and conditions set forth in the Offer to Purchase dated May 10, 2013 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 10, 2013, as amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last section under Item 8:

“Expiration of the Offer

The Offer and withdrawal rights expired at 10:00 a.m. (New York City time) on June 24, 2013. Continental Stock Transfer & Trust Company has advised that, at the expiration of the Offer, approximately 14,260,497 Shares (including approximately 276,278 Shares subject to notices of guaranteed delivery) were validly tendered and not validly withdrawn in the Offer, representing approximately 82% of the outstanding Shares. All validly tendered Shares have been accepted for payment, and payment for such Shares will be made promptly. The press release announcing the expiration and results of the Offer, among other things, is attached hereto as Exhibit (a)(27) and is incorporated herein by reference.

Parent and Merger Sub intend to promptly take the steps necessary to complete a “short-form” merger of Merger Sub with and into Telular under Delaware law, without a meeting of Telular’s stockholders, including the exercise by Merger Sub of the Top-Up Option in accordance with the terms of the Merger Agreement. The “short-form” merger is expected to be completed on June 24, 2013. Telular will continue as the surviving corporation in the Merger and become a wholly-owned subsidiary of Parent. In addition, following the effective time of the Merger, the Shares will cease to be listed on Nasdaq.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(27)	Press Release, dated June 24, 2013, issued by Avista Capital Partners.**

**     Incorporated by reference to the Schedule TO-T/A filed by Merger Sub and Parent on June 24, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telular Corporation By: /s/ JONATHAN M. CHARAK Name: Jonathan M. Charak Title: Chief Financial Officer

Dated: June 24, 2013